Exhibit (r)(1)

PRISM-ACA Multi Strategy Fund

Code of Ethics

December 8, 2016

The Fund must adopt and maintain a Code of Ethics that is compliant with Rule 17j-1 under the 1940 Act. The Fund has adopted this Code of Ethics” which is compliant with Rule 17j-1.

a.       General

The Code of Ethics is predicated on the principle that access persons of the Fund owe a fiduciary duty to the Fund and its shareholders as well as other advisory clients of the Sub-Adviser (collectively, “Clients”). Accordingly, all officers, directors and employees of the Firm (the “Employees”) must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of Clients. At all times, the Firm will be mindful to:

●	Place client interests ahead of the Firm – As a fiduciary, the Firm will serve in its Clients’ best interests. In other words, neither the Firm nor Employees may benefit at the expense of Clients.

●	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics – Employees must review and abide by the Firm’s Personal Securities Transaction and Insider Trading Policies contained herein.

●	Avoid taking advantage of your position – Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with the Firm, or on behalf of an advisory client, unless in compliance with the Gift Policy contained herein.

●	Maintain full compliance with the Federal Securities Laws – Employees must abide by the standards set forth in Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Any questions with respect to the Firm’s Code of Ethics should be directed to the Chief Compliance Officer. As discussed in greater detail below, Employees must promptly report any violations of the Code of Ethics to the Chief Compliance Officer. All reported Code of Ethics violations will be treated as being made on an anonymous basis.

b.	Guiding Principles & Standards of Conduct

All Employees of the Firm will act with competence, dignity and integrity, in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. The following set of principles frame the professional and ethical conduct that the Firm expects from its Employees:

●	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, Clients, prospective clients and Employees;

●	Place the integrity of the investment profession, the interests of Clients, and the interests of the Firm above one’s own personal interests;

●	Adhere to the fundamental standard that you should not take inappropriate advantage of your position;

●	Avoid any actual or potential material conflict of interest;

●	Conduct all personal securities transactions in a manner consistent with this policy;

●	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities;

●	Practice and encourage others to practice in a professional and ethical manner that will reflect favorably on you and the profession;

●	Promote the integrity of, and uphold the rules governing, capital markets;

●	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals.

●	Comply with applicable provisions of the U.S. securities laws.

THE FIRM has zero tolerance for retaliatory actions and therefore may subject offenders to more severe action than set forth IN THIS CODE OF ETHICS. In order to minimize the potential for such behavior, all reports of Code of Ethics violations will be treated as being made on an anonymous basis.

c.       Personal Security Transaction Policy

Employees may not purchase or sell any security in which the Employee has a Beneficial Interest unless the Employee has complied with the Personal Security Transaction Policy set forth below.

Pre-Clearance Procedures for Private Placements and Initial Public Offerings (IPOs)

Employees shall complete the Firm’s Private Placement Offering and IPO Request and Reporting Form (See Attachment A) when requesting a trade in a Private Placement Offering or IPO. All pre-clearance requests must be submitted to the Chief Compliance Officer. Once pre-clearance is granted to an Employee, such Employee may only transact in that Security for the remainder of the day or such other period of time as approved by the Chief Compliance Officer. If the Employee wishes to transact in that security during any other day or period, he/she must again obtain pre-clearance for the transaction.

With regard to an Employee investment in a private investment fund managed by the Firm (each, a “Fund”), the Employee shall not be required to obtain pre-approval from the Chief Compliance Officer for an “initial” investment or subscription to the Fund. Rather, the execution of the Fund’s subscription document shall serve as evidence of the Firm’s pre-clearance of the Employee’s investment in the Fund. All subsequent investments in the Fund that do not require the execution of additional subscription agreements, do however require pre-approval of the Chief Compliance Officer via the aforementioned Private Placement and IPO Request and Reporting Form included as Attachment A.

Restricted List

The Firm maintains a “Restricted List” of companies about which a determination has been made that it is prudent to resist trading activity. The Firm shall periodically circulate to all its employees a list of “Restricted Securities.” This list shall consist of all securities as to which: (a) there is currently a 13D or 13G filing on file with the SEC (b) any person is an officer or director of the issuer and (c) any person or entity of the Firm has executed a confidentiality agreement to receive material nonpublic information or has obtained material non-public information.

As a general rule, trades will not be allowed for Clients, or for the personal accounts of Employees, in the securities of a company appearing on the Restricted List, except with approval of the Chief Compliance Officer. Similarly, any determination to remove a company from the Restricted List must be approved by the Chief Compliance Officer. Restrictions with regard to securities on the restricted List are also considered to extend to options, rights or warrants relating to those securities and any securities convertible into those securities.

Permission, if given for trades in a Restricted List Security will be effective for 24 hours, unless otherwise specified. Additional trades of the same Restricted List security would have to be approved again. No trades will be permitted if such trades will disadvantage the Clients’ interests, or where it is determined that the Firm has material, non-public information. Where an exception is granted, employees receiving such permission are prohibited from further sale or purchase transactions unless permission is again obtained. Permission/exceptions will generally be conveyed using e-mail.

Reportable Securities

The Firm requires Employees to provide periodic reports (See the Reporting section) regarding transactions and holdings in any security (including, without limitation, partnership interests and limited liability company interests in private investment funds), except that Employees are not required to report the following exempted securities:

●	Direct obligations of the United States government;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end funds other than Reportable Funds;[1] and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.

Please note: such exemption does not apply to shares of open-end mutual Funds that are advised by THE FIRM (or an affiliate) or are otherwise affiliated with THE FIRM (or an affiliate). Employees must report any personal transaction in a Reportable Fund.

[1]	Rule 204A-1(e)(9) of the Advisers Act defines a Reportable Fund as the following: (i) Any fund for which you serve as an adviser as defined in section 2(a)(20) of the Investment Company Act of 1940 (i.e., in most cases you must be approved by the fund’s board of directors before you can serve); or (ii) Any fund whose investment adviser or principal underwriter controls you, is controlled by you, or is under common control with you. control has the same meaning as it does in section 2(a)(9) of the Investment Company Act of 1940.For purposes of this section,

d.       Reporting

In order to maintain compliance with Rule 17j-1 under the Advisers Act, the Firm must collect three reports from Employees that include transaction and holding information regarding the personal trading activities of the Employees. The reports, as described in further detail below, are: (i) Quarterly Transaction Reports; (ii) Initial Holdings Reports; and (iii) Annual Holdings Reports.

Quarterly Transaction Reports

Employees shall be required to report all securities transactions that they have made in securities Accounts during the quarter, as well as any new securities Accounts that they have opened during the quarter. In order to fulfill this reporting requirement, Employees have the option to instruct their broker-dealers to send to the Chief Compliance Officer duplicate trade confirmations and/or brokerage account statements not later than thirty (30) days after the end of each calendar quarter (refer to Attachment B). If an Employee’s trades do not occur through a broker-dealer (e.g., purchase of a private investment fund), such transactions shall be reported separately on the Quarterly Reporting Form (Securities) provided in Attachment C.

Employees are reminded that transactions in private investment funds (Including those managed by the firm) should be included in the quarterly reporting forms.

Alternatively, Employees may utilize the Quarterly Reporting Form (Securities) and Quarterly Reporting Form (New Accounts), provided in Attachment C, to fulfill their quarterly transaction and new account reporting requirement in the event that they elect, or are unable to, provide duplicate trade confirmations and/or brokerage account statements to the Chief Compliance Officer.

Employees are reminded that they must also report transactions and accounts of members of the Employee’s immediate family including spouse, children and other members of the household in accounts over which the Employee has direct or indirect influence or control.

Initial and Annual Holdings Reports

New Employees are required to report all of their securities and securities accounts not later than 10 days after an individual becomes an Employee. The two (2) Initial Reporting Forms (refer to Attachment D) must contain information that is current as of a date not more than 45 days prior to the date the person becomes an Employee.

Employees are required to provide the Chief Compliance Officer with a complete list of securities and securities accounts on an annual basis, or on or before February 14th of each year. The report shall be current as of December 31st. (Refer to Attachment E for a copy of the Annual Reporting Forms).

Employees may elect to forgo the use of the Initial Reporting Forms and Annual Reporting Forms and instead submit their brokerage/custodial statements to the Chief Compliance Officer in order to fulfill the initial and annual holding requirements. However, Employees must be certain that their brokerage/custodial statements include at a minimum:

(a)	the title and type of security;

(b)	as applicable, depending on the type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;

(c)	the name of any broker, dealer or bank with which the Employee maintains an account in which any security is held for the Employee’s direct or indirect benefit; and

(d)	the date in which the Employee submits the report.

EMPLOYEES must report their beneficial interest in any securities accounts, regardless of the types of securities that are held in the securities account. the Chief Compliance Officer must be made aware of all securities accounts owned by employees.

e.       Exceptions from Reporting Requirements

There are limited exceptions from certain of the three reporting requirements noted above. Specifically, an Employee is not required to submit:

1)	The Quarterly Reporting Form (Securities) for any transactions effected pursuant to an automatic investment plan.

2)	Any of the three reports (i.e., Quarterly Reporting Form, Initial Reporting Forms and Annual Reporting Forms) with respect to securities held in securities accounts over which the Employee had no direct or indirect influence or control. Note, however, that the Chief Compliance Officer may request that an Employee provide documentation to substantiate that the Employee had no direct or indirect influence or control over the securities account (e.g., investment advisory agreement, etc.).

The Chief Compliance Officer will determine on a case-by-case basis whether an account qualifies for either of the aforementioned exceptions.

f.       Trading and Review

The Firm’s Personal Security Transaction Policy is designed to not only ensure its technical compliance with applicable rules, but also to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the Firm will closely monitor Employees’ investment patterns to detect the following abuses, among others:

●	Trading in companies included on the Restricted List;

●	Front-running client accounts, which is a practice generally understood to be Employees personally trading ahead of Clients.

Short-Term Trading: Employees are strictly prohibited from engaging in short-term trades of mutual fund shares, as to avoid even the appearance of market timing activities. In addition, short-term trading (i.e., buying and selling the same security within a 30-day period) is prohibited unless prior approval is obtained from the Chief Compliance Officer.

Blackout Period: Employees are prohibited from trading a security that is being bought or sold on behalf of a Client during a “blackout period” of seven days prior to the Client’s trade and continuing until the trade is off the Firm’s blotter. Employees should consult the portfolio managers and the trading desk before making their trades to be sure that the security in question is not being considered for purchase by a Client.

The President or Treasurer of the Fund or his designee will monitor the Chief Compliance Officer’s personal securities transactions for compliance with the Personal Security Transaction Policy.

The Firm conducts periodic reviews of Employee reports. At a minimum, such reviews are required to include a comparison of Employee reports to: 1) the Restricted List and 2) Clients’ trading activity. Documentary evidence is required to be kept to evidence the periodic reviews conducted. Should the Firm discover that an Employee is personally trading contrary to the policies set forth above, the Employee shall meet with the Chief Compliance Officer to review the facts surrounding the transactions.

g.       Reporting Violations and Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. As such, the Firm requires its Employees to promptly report any violations of the Code of Ethics to the Chief Compliance Officer. The Firm’s Senior Management is aware of the potential matters that may arise as a result of this requirement and shall take action against any Employee that seeks retaliation against another for reporting violations of the Code of Ethics.

If any violation of the Firm’s Personal Security Transaction Policy is determined to have occurred, the Chief Compliance Officer may impose sanctions and take such other actions, including, without limitation, requiring that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the Securities and Exchange Commission (the “SEC”), making a criminal referral, and/or terminating employment for cause or any combination of the foregoing. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable Client(s), if any, or given to a charity, as the Chief Compliance Officer shall determine is appropriate.

No Employee shall participate in a determination of whether he or she has committed a violation of the Code of Ethics or in the imposition of any sanction against himself or herself.

h.       Disclosure

The Fund shall file its Code of Ethics and the codes of ethics of its adviser, sub-adviser and distributor as exhibits to Part C of its registration statement.

i.       Recordkeeping

The Fund shall maintain records in the manner and to the extent set forth below, which records shall be available for appropriate examination by representatives of regulatory authorities or the Fund’s management.

●	A copy of this Code of Ethics and any other code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

●	A record of any violation of this Code of Ethics and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

●	A record of all written acknowledgements (annual certifications) as required by the Manual for each person who is currently, or with the past five years was, an Employee of the Fund.

●	A copy of each report made pursuant to this Code of Ethics by an Employee, including any information provided in lieu of reports, shall be preserved by the Fund for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

●	A list of all persons who are, or within the past five years have been, required to make reports pursuant to this Code of Ethics, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place;

The Fund shall preserve a record of any decision, and the reasons supporting the decision, to approve the acquisition of any Private Placement or IPO by Employees for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place.

j.       Forms

The Fund shall utilize reporting and other forms used by the Sub-Adviser when implementing certain provisions of the Code.